Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended
September 30, 2013
(Millions)
Earnings:
Income from continuing operations before income taxes and noncontrolling interests	$889
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(24)
Income from continuing operations before income taxes, equity earnings, and noncontrolling interests	865
Add:
Fixed charges:
Interest incurred, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	480
Rental expense representative of interest factor	8
Total fixed charges	488
Distributed income of equity method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	83
Less:
Interest capitalized	(75)
Total earnings as adjusted	$1,361
Fixed charges	$488
Ratio of earnings to fixed charges	2.79

(a)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Income.